

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Yuantong Wang
Chief Executive Officer
Huaizhong Health Group, Inc.
Tianan Technology Park
13/F Headquarters Center Building 16
555 Panyu North Ave, Panyu District
Guangzhou City, China

> **Re: Huaizhong Health Group, Inc.**
> **Form 10-K for the Fiscal Year ended October 31, 2022**
> **Filed March 27, 2023**
> **File No. 000-55369**

Dear Yuantong Wang:

We issued comments to you on the above captioned filing on April 12, 2023 and June 2, 2023. As of the date of this letter, these comments remain outstanding and unresolved notwithstanding your letters of May 24, 2023 and August 1, 2023. We expect you to provide a complete, substantive response to these comments by September 6, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Staff Accountant, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation